MOL Plc. [redacted]
Finance

08002732

RECEIVED

2008 MAY 21 P 1:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8th May, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 27 2008
THOMSON REUTERS

Richárd Benke
Investor Relations Director

Enclosure

▶ MOL Plc.

INVESTOR NEWS

May 8, 2008

MOL has signed an agreement with ONGC to acquire 35% interest in an exploration block in India

MOL Hungarian Oil and Gas Plc. hereby announce that it signed a Farm-out Agreement with Oil and Natural Gas Corporation Limited (ONGC) on 8 May, 2008 to acquire 35% interest in an onshore exploration block in North-West India. This acquisition is in accordance with the recently signed Memorandum of Understanding with ONGC.

ONGC (Oil and Natural Gas Corporation Limited) is an Indian national oil and gas company involved in exploration and production of hydrocarbons in India and worldwide and having interest in refining and transmission of products, natural gas and petrochemicals businesses.

The HF-ONN-2001/1 Block - with area extent of 1,513 sqkm - is operated by ONGC that holds the remaining 65% interest following the transaction. One exploration well is planned to be drilled by the end of 2008 and one other in the 3rd exploration phase. In case of successful exploration activity gas and condensate production is expected.

The transaction is subject to the approval of the Government of the Republic of India.

Zoltán Áldott, Executive Vice-President of the Exploration and Production Division commented: "This is the first result following the signing of the Memorandum of Understanding with ONGC in January. We consider India as a new, promising target country and ONGC as our natural partner. Our plan is to build up a well balanced portfolio. We can offer our expertise of exploration in highly complicated areas, with special regards to experience gained in Northern Pakistan where we conduct successful exploration activity, having a very similar stratigraphic-structural build-up."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351

END